Exhibit 99.1

JMU Announces Change to Board of Directors

Shanghai, China, May 2, 2018 – JMU Limited (the “Company” or “JMU”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced that Ms. Hua Zhou and Ms. Xiaoyu Li have joined the Company’s Board of Directors (the "Board") effective immediately, and that Mr. Maodong Xu and Ms. Shayla Suen have resigned from the Board due to personal reasons, effective from April 30, 2018. Mr. Maodong Xu also ceased to be our Co-Chairperson, effective from his resignation from the Board.

Ms. Zhou has over 10 years of experience in client and partner relationship management, M&A and marketing. She served as the Company’s Sales Manager from 2011 to 2015. Since 2017, Ms. Zhou works as the Vice President of Strategic Partnership at Beijing Galaxy Fintech Group, a fin-tech company providing finance-related solutions to micro, small and medium enterprises. From 2015 to 2017, she worked as the Chief Executive Officer at iBeacon, a data-based marketing platform providing market targeting services to retailers. From 2009 to 2011, Ms. Zhou worked as the Director of Sales at WeLink Group. Prior to that, Ms. Zhou worked as Director of Clients at Focus Wireless Media, starting from 2007. Ms. Zhou holds a college degree from the China University of Petroleum.

Ms. Li has extensive experience in investor relations and investment. She worked at the Company’s investor relations department from 2012 to 2013. Since 2015, she works as the Investor Manager in Galaxy Internet, an online investment platform for entrepreneurs. Ms. Li holds a master’s degree in finance from University of Illinois at Urbana-Champaign, and a bachelor’s degree in economics from University of Minnesota.

Ms. Xiaoxia Zhu, Chairperson and Chief Executive Officer, commented, “On behalf of the Board, I would like to thank Mr. Xu and Ms. Suen for their services to JMU. We wish them the best in their future endeavors. At the same time, we are pleased to welcome Ms. Zhou and Ms. Li and believe they will be valuable assets to JMU as we continue to sustainably grow our business and deliver long-term shareholder value.”

About JMU Limited

JMU Limited currently operates China's leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China's catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim", "anticipate", "believe", "estimate", "expect", "going forward", "intend", "ought to", "plan", "project", "potential", "seek", "may", "might", "can", "could", "will", "would", "shall", "should", "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU's strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU's plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Freda Feng, IR Director

JMU Limited

fengxiaohong@ccjmu.com

Tel: +86-21-6015-1166 ext.8904

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: +1 (203)-682-8200